

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

February 9, 2017

Via E-mail
Mr. Jeff A. Zadoks
Chief Financial Officer
Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144

> **Re:** **Post Holdings, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2016**
> **Filed November 18, 2016**
> **Form 8-K, Filed November 17, 2016**
> **File No. 1-35305**

Dear Mr. Zadoks:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2016

Financial Statements

Note 20 - Segments, page 79

1.   Based on your discussions in MD&A, it appears that you have several product groups within each of your reportable segments that may not be similar to each other. Please expand your disclosure to report net sales for each group of similar products within your reportable segments to comply with FASB ASC paragraph 280-10-50-40.

Mr. Jeff A. Zadoks
Post Holdings, Inc.
February 9, 2017

Form 8-K, Filed November 17, 2016

Exhibit 99.1 - Fourth Quarter and Full Year Earnings Press Release

2. We note your presentation of non GAAP measures Adjusted EBITDA and Segment Adjusted EBITDA, and your disclosure on page 11 stating "variations of EBITDA may include, but are not limited to, further adjustments to the Company's reported Adjusted EBITDA to give effect to the Company's completed acquisitions as if all completed acquisitions were owned for the entire calculation period." Similarly, under the heading Supplemental Segment Information on page 9, we note your disclosure stating "comparable basis, as referred to within the text of this release, is defined as a comparison of the three-month period ended September 30, 2016 to the same three-month period in fiscal 2015, including results for the periods of time Post owned each of the acquired businesses and the respective periods of time Post did not own the businesses and excluding results for divestitures for both periods."

    Tell us the extent to which the adjustments described above impacted both the consolidated and segment measures, and individual line items in the reconciliations for each period. Submit a schedule listing the acquisitions for which adjustments have been included, along with the activity disaggregated and for each period, and clarify the extent to which your approach has been comprehensive. Please identify any acquisitions during the last three fiscal years and subsequent interim periods for which adjustments have not been made in any similar earnings release during those periods; and provide comparable details for all dispositions, while clarifying any differences in your approach.

    If you have included in these measures activity of businesses acquired that pertains to periods prior to your ownership, explain why the resulting figures would not be more appropriately identified as hypothetical or pro-forma, rather than presented as non-GAAP historical measures of performance, which are generally derived from historical measures of performance under GAAP, consistent with Item 10(e)(2) of Regulation S-K.

3. We note you present non GAAP measure Adjusted Diluted Net Earnings per Common Share on page 12. Please note that non GAAP per share performance measures should be reconciled to GAAP earnings per share as indicated in our C&DI 102.05 issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202)

Mr. Jeff A. Zadoks
Post Holdings, Inc.
February 9, 2017

551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.


Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources
